EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of the capital stock of P.A.M Transportation Services, Inc. (the “Company”) and the provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended (“Certificate”) and Amended and Restated Bylaws, as amended (“Bylaws”). It also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as Delaware law, or the “DGCL.” Since the terms of our Certificate, Bylaws and Delaware law are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and Delaware law. The following summary of our capital stock is subject in all respects to Delaware law, our Certificate and our Bylaws. If you would like to read our Certificate or Bylaws, these documents are on file with the Securities and Exchange Commission.

General

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2022, there were 22,293,687 shares of our common stock issued, 22,166,450 shares of our common stock outstanding, and no shares of our preferred stock issued or outstanding. Our common stock is listed on the NASDAQ Stock Market.

Common Stock

All of the outstanding shares of our common stock are fully paid and non-assessable.

Voting Rights. Each holder of our common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Holders of our common stock have no cumulative voting rights.

Dividends. Holders of our common stock are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of our preferred stock and the availability under Delaware law of sufficient funds to pay dividends.

Liquidation Rights. If the Company is dissolved, our common stockholders will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of our preferred stock.

Preemptive and Other Rights. Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Transfer Agent. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

The board of directors is authorized to issue shares of our preferred stock at any time, without stockholder approval. It has the authority to determine all aspects of those shares, including the following:

●	the designation and number of shares;

●	the dividend rate and preferences, if any, which dividends on that series of preferred stock will have compared to any other class or series of our capital stock;

●	the voting rights, if any;

●	the redemption price or prices and the other terms of redemption, if any, applicable to that series; and

●	any purchase, retirement or sinking fund provisions applicable to that series.

Any of these terms could have an adverse effect on the availability of earnings for distribution to the holders of our common stock or for other corporate purposes. We have no agreements or understandings for the issuance of any shares of preferred stock.

Provisions That May Discourage Takeovers

Delaware law and our Certificate and Bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive stockholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable Delaware law and our Certificate and Bylaws.

Business Combinations. We are subject to Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

●	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested stockholder.

Section 203 defines “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that increases the proportionate share of the stock of the corporation which is owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any person beneficially owning 15% or more of the outstanding voting stock of the corporation and or person affiliated with or controlling or controlled by that person.

Ownership of Controlling Shares by the Moroun Family. As of February 21, 2023, our Chairman, Matthew T. Moroun beneficially owns 15621,522 shares, or 70.47%, of our outstanding common stock. Beneficial ownership of and voting control over this block of shares by Mr. Moroun could render it more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and possibly deprive other stockholders of an opportunity to sell their shares at prices higher than the prevailing market prices.

Availability of Authorized but Unissued Shares. All of our preferred stock and a substantial amount of our common stock are authorized but unissued and not reserved for any particular purpose. Our board of directors may issue shares of authorized common or preferred stock without stockholder approval. If our board of directors decides to issue shares to persons friendly to current management, this could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company, including dilution through a stockholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a stockholder vote.

Issuance of Preferred Stock. In addition, our board of directors could issue preferred shares having voting rights that adversely affect the voting power of our common stockholders, which could have the effect of delaying, deferring or impeding a change in control of the Company.

No Cumulative Voting. Under Delaware law, stockholders do not have cumulative voting rights for the election of directors unless the Certificate so provides. Our Certificate does not provide for cumulative voting.

Limitation on Calling Special Meetings of Stockholders. Delaware law allows the board of directors or such other persons as authorized by our Certificate or Bylaws to call special meetings of stockholders. Our Bylaws provide that a special meeting may be called by our President, our Chief Executive Officer, or our Chairman of the Board of Directors and must be called by the President or Secretary at the written request of two or more directors or at the written request of stockholders owning at least 75% of the shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our Bylaws to the purpose or purposes stated in the notice of the meeting, unless all of our stockholders are present in person or by proxy.